Exhibit 3.7

SIDE AGREEMENT

This side agreement (“Agreement”) is made and entered into by and between (i) GroEstate Inc., a Wyoming corporation (“GRO”) on the one hand, and (ii) Ambercloud Development Corp., a Canadian company (“Amber Canada”) and the Ambercloud Company, LLC, a Nevada limited liability company (“Amber”) on the other hand, dated as of August 29, 2025. Each of GRO, Amber Canada, and Amber may be referred to hereinafter as the “Parties” and each as a “Party.”

WHEREAS, Gro and Amber Canada have entered into an option purchase agreement (“Option”) pursuant to which Gro has an option to purchase up to 100% of the outstanding equity interests of Amber from Amber Canada (the “Amber Equity”);

WHEREAS, on May 1, 2025, Amber, as lessor, entered into a commercial lease agreement for hemp/cbd operation (the “Lease”) with Global Strategies Resources, LLC (“Lessee”) pursuant to which Lessee leased approximately 6.99 acres of land located at 18401 NE 122end Street, Jones OK 73049 (the “Premises”) for a period of twenty (20) years, subject to a one (1) year renewal;

WHEREAS, pursuant to the Lease, Amber is entitled to receive from Lessee: (i) $6,250 USD per month per operating cultivation space (greenhouse), with 5% annual increases and (ii) $400 per light per production harvest cycle for the Premises (collectively, “Lease Revenue”);

WHEREAS, as of the date of this Agreement, pursuant the Option, GRO has purchased 1.82% of the outstanding Amber Equity for $182,000; and

WHEREAS, pursuant to this Agreement, Amber and Amber Canada have agreed to provide GRO with certain revenues received from the Lease in proportion to their ownership of the outstanding Amber Equity.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties to this Agreement hereby agree as follows:

1. Payment of Revenues to GRO from Lease Revenue. Each of Amber and Amber Canada agree that upon receipt of any Lease Revenue, Amber shall, and Amber Canada shall cause amber to, make payments to GRO of such portion of the Lease Revenue as is equal to the percentage of outstanding Amber Equity owned by GRO on the date such Lease Revenue is received.

2. No Additional Sales. Amber and Amber Canada further confirm that except for the Option, no options, warrants, rights, or other convertible security or instrument exercisable or convertible into any security of Amber (“Convertible Instrument”) is outstanding as of the date hereof and for the duration of the Exercise Period (as defined in the Option), no such Convertible Instrument will be issued or sold by Amber.

3. Term. This Agreement will terminate upon the termination or expiration of the Lease.

4. Further Assurances. Each Party hereto agrees to execute and deliver to any other Party hereto such additional documents or instruments as such other Party reasonably may request in order to fully effect the purposes and intent of, and the transactions contemplated by, this Agreement.

5. Counterparts. This Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Parties to one of such counterpart signature pages. All of such counterpart signatures pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

6. Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Wyoming.

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IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first above written.

GROESTATE, INC.

By:
Name: Dominic Colvin Title: CEO

AMBERCLOUD DEVELOPMENT CORP.

By:
Name: Title:

THE AMBERCLOUD COMPANY LLC

By:
Name: Title:

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